Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

Potential Response Predictors to IMV’s Lead Compound in the DeCidE Clinical Study in Patients with Advanced, Recurrent Ovarian Cancer to be Presented at SITC Annual Meeting

Dartmouth, Nova Scotia, and Cambridge, Mass., October 1st, 2021 -- IMV Inc. (NASDAQ: IMV; TSX: IMV), a clinical-stage biopharmaceutical company pioneering a novel class of immunotherapies against difficult-to-treat cancers, today announced that a poster describing translational data obtained in the DeCidE clinical study in patients with advanced, recurrent ovarian cancer will be presented at the upcoming Society for Immunotherapy of Cancer (SITC) Annual Meeting on November 10-14, 2021 in Washington, DC.

  Poster Title: Identification of potential response predictors to maveropepimut-S (DPX-Survivac), a novel T cell activating immunotherapy, in patients with advanced recurrent ovarian cancer

Presenter:	Oliver Dorigo, M.D., Ph.D., Director and Associate Professor Division Gynecologic Oncology Department of Obstetrics and Gynecology Stanford University, CA

  Poster Number: 353

Important dates

  November 9, 2021: Full abstracts are made public at 8 a.m. EST

  November 12, 2021: Poster presentation

  Poster Hall Hours: 7 a.m.–8:30 p.m.

  Dr. Dorigo will be present in person at lunch time (12:40–2:10 p.m. EST) and during the poster reception (7–8:30 p.m. EST)

  November 12, 2021: Poster and e-poster presentation will be available under the Scientific Publications & Posters section on IMV’s website.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing hard-to-treat cancer and other unmet medical needs. IMV is pioneering a novel class of cancer immunotherapies based on the Company’s proprietary delivery platform (DPX). This patented technology leverages a differentiated mechanism of action that generates a targeted and durable immune activation with limited side effects. IMV’s lead candidate, maveropepimut-S (formerly named DPX-Survivac), is a T cell-activating immunotherapy that combines the utility of the platform with a novel cancer target: survivin. IMV is currently assessing maveropepimut-S in breast and advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. IMV is also developing another DPX-based immunotherapy: DPX-SurMAGE, a dual targeted immunotherapy to be evaluated in subjects with bladder cancer later this year. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the Company’s ability to advance its development strategy, as well as the prospects, for its lead immunotherapy and its other pipeline of immunotherapy candidates. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, the ability to access capital, the successful and, generally, the timely completion of clinical trials and studies and the receipt of all regulatory approvals as well as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

###

Source: IMV Inc.

Investor Relations

Joy Bessenger, Senior Vice President, Investor Relations and Corporate Strategy
O: (902)492.1819
E: jbessenger@imv-inc.com

Marc Jasmin, Senior Director, Investor Relations, IMV Inc.
O: (902) 492-1819 ext: 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director, Communications, IMV Inc.
M: (514) 968 1046 E: ddavan@imv-inc.com

Madeline Joanis, Senior Account Executive, LifeSci Communications
M: (603) 479 5267
E: mjoanis@lifescicomms.com